Exhibit 3.1


RESOLVED, that the By-Laws of Marsh & McLennan Companies, Inc. shall be amended by

(a) replacing Article IV, Section 1 (following the heading), in its entirety, with the following two sentences:

     "The Board of Directors shall elect officers of the Corporation, including a Chairman of the Board or a Lead Director, one or more Vice Presidents, a Secretary, a Treasurer and a Controller. The Board of Directors may also elect one or more Vice Chairmen."

(b) replacing the heading and the first sentence of Article IV, Section 3 with the following:

     "Chairman of the Board/Lead Director. As the Board may determine from time to time, there shall be either a Chairman of the Board or a Lead Director. The Chairman of the Board may, but need not necessarily, also be the Chief Executive Officer of the Corporation.";

(c) replacing the phrase "Chairman of the Board" wherever it appears with "Chairman of the Board or Lead Director, as the case may be"; and

(d) replacing Article IV, Section 4 (following the heading), in its entirety, with the following sentence:

     "A Vice Chairman, if any, shall, subject to the control of the Board of Directors and of the committees exercising functions of the Board of Directors, perform such duties as may from time to time be assigned to the Vice Chairman by the Chairman or Lead Director."